UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Update on Defendants in Genius Group Legal Actions

The Company is providing an update related to defendants in Genius Group’s various legal actions against LZG International (“LZGI”), Michael Moe (“Moe”) and Peter Ritz (“Ritz”). The Company has filed a RICO case against Moe and Ritz, and are currently involved in an arbitration related to the Asset Purchase Agreement (“APA”) with LZGI. The Company is also party to a case in the Southern District of New York(“SDNY”) and an appeal with the 2nd Circuit against LZGI, Moe and Ritz.

The Company has previously disclosed that it is in cooperation with the Company’s shareholders in a separate case against LZGI, Moe and Ritz by LZGI shareholders in the Circuit Court of the Eleventh Judicial Circuit In And For Miami-Dade County, Florida (Case No: 2024-019773-CA-01), in which LZGI shareholders have alleged breach of fiduciary duty and fraud by Moe and Ritz against their LZGI shareholders. The Company’s CEO, Mr Hamilton, has submitted an affidavit in support of their claims to the Florida court.

On July 25, 2025, the Florida Court issued four court orders against LZGI, Moe and Ritz in favor of the LZGI shareholders. Whilst the Company is not a party to this case, it is in close contact and cooperation with counsel for the LZGI shareholders, and it believes the rulings against Moe and Ritz may be material in the Company’s own cases against the same defendants. The Florida Court’s four court orders are summarised below:

1. Court Order Granting Final Default Judgement as to the Liability of LZGI, Moe and Ritz (Order No. 228091469)

On July 21, 2025. The Court heard argument of counsel, reviewed the Motion and the Docket which included the following: “The LZGI Shareholders’ Verified Complaint alleges, in detail, that Defendants Ritz and Moe, as the only two directors of LZGI, have engaged in a multi-year fraudulent scheme to divert funds that are due to the Corporation, and have indeed misappropriated millions of dollars of LZGI funds”.

The Order states “According to the well-pled allegations contained in the Verified Complaint, these two directors engaged in fraudulent conduct with respect to the Corporation, abused their position of directors and intentionally inflicted harm on LZGI, and that is evidenced by Ritz and Moe’s use LZGI as a vehicle to divert funds, steal from the company, never actually operate LZGI legitimately, falsely provide financials to auditors or cease reporting to auditors altogether to conceal their scheme. In short, these two directors engaged in fraudulent conduct with respect to the corporation, grossly abused their position, and intentionally inflicted harm on LZGI. As pled in the Verified Complaint, Ritz and Moe, being left in control of LZGI - even after demonstrating that they are misusing their position of authority - continue to defraud the Corporation.”

The Court Order grants Final Default Judgement against LZGI, Moe and Ritz. It further finds that “the Complaint contains sufficient allegations for each of the claims, all of which are deemed admitted; Defendants Peter B. Ritz and Michael Moe are liable for breaching their fiduciary duties to LZGI; and Defendants Peter B. Ritz, Michael Moe, and LZG International Inc. are deemed liable for violating Plaintiffs’ rights to inspect books and records.”

The Final Judgement entered in favor of Plaintiffs and against Peter Ritz, Michael Moe and LZGI, is as follows:

●	Defendants Michael Moe and Peter B. Ritz be immediately removed from the Board of Directors of LZG International, Inc.;

●	Defendant Peter B. Ritz shall be immediately removed from his position as Chief Executive Officer of LZG International, Inc.; and

●	LZG International, Inc. shall provide copies of all its books and records, including the company’s bank statements, to Plaintiffs within thirty (30) days.

The order further stipulates that a jury trial will be set as to damages only, with the date to be set following adjudication of Defendant Michael Carter’s Motion to Dismiss.

2. Court Order Granting the Removal of Moe and Ritz as Directors of LZGI, and barring them from reelection through the pendency of the proceedings (Order No. 228091456)

In light of the first order above, in this separate court order, the court stated “The Court has reviewed the Motion and the accompanying Declaration of Roger Hamilton, the LZG Defendants’ Response; and Plaintiffs’ Reply. The Court, having reviewed the filings, statutory authority, caselaw; heard oral arguments on July 21, 2025; and being otherwise fully apprised on the premises hereby rules as follows… Since the Court entered final default judgment as to liability for Defendants Peter B. Ritz, Michael Moe, and LZG International Inc. (“LZGI”), the well pled facts of Plaintiffs’ Complaint are deemed admitted.”

It further stated “The Complaint describes now admitted misappropriation of millions of dollars and fraudulent acts by Defendants Peter B. Ritz and Michael Moe including, inter alia, diverting funds that are due to the LZGI Defendants. Peter B. Ritz and Michael Moe engaged in fraudulent conduct with respect to both the corporation and its shareholders, grossly abused their positions, and intentionally inflicted harm, which is evidenced by using LZGI as a vehicle to divert funds, steal from the company, never operate under the company, falsely provide financials to auditors or cease reporting to auditors.”

“Considering the Directors’ course of conduct and the inadequacy of other available remedies, removal would be in the best interest of the corporation. There are no other remedies that are adequate at law because Defendants Moe and Ritz would be left in control after demonstrating that they are misusing their positions of authority and defrauding the company and the shareholders.”

“Accordingly, Defendants Peter B. Ritz and Michael Moe are hereby removed as Directors of LZG International Inc and barred from reelection during the pendency of this proceeding.”

3. Court Order Overruling LZGI, Moe and Ritz’s Objections to Notice of Intent to Serve Subpoenas on LZGI’s Banks for Bank Statements (Order No. 228091482)

The court overruled the objections made by LZGI, Moe and Ritz (The “Defendants”) to the LZGI shareholders getting the bank statements of LZGI for their case against the Defendants.

In the motion, the court stated “The Subpoenas are squarely relevant and fall within the allegations in the Verified

Complaint; The Motion to Overrule Objections is granted and Defendants’ objections to the Subpoenas are hereby overruled, in their entirety, for the reasons stated in the record; and the LZGI shareholders are authorized to issue the Subpoenas.

4. Court Order Denying LZGI, Moe and Ritz’s motion to stay (Order No. 228089173)

Further to LZGI, Moe and Ritz filing a Motion to Stay the Florida case, citing the ongoing arbitration with Genius Group, this court order denied their Motion to Stay.

Actions by Genius Group further to the above Court Orders

Various allegations made by the Company against LZGI, Moe and Ritz in its own cases - including fraud and breach of fiduciary duties - are the same in substance to the LZGI allegations, which the Florida court has now ruled on.

In addition, the removal of Moe and Ritz as Directors and management of LZGI may now have a material impact on Genius Group’s cases against LZGI in which Moe, Ritz and their counsel are currently acting on behalf of LZGI.

For the above reasons, we believe these developments to be favourable to the Company’s various cases. The Company does not know the extent of the impact that these court orders will have on the company’s litigation with those same parties. However, our attorneys are reviewing these orders, and will take appropriate legal steps to further protect the Company and its shareholders in its own litigation..

EXHIBITS

99.1 Court Orders, dated July 25, 2025, in Case No: 2024-019773-CA-01 in the Circuit Court of the Eleventh Judicial Circuit In And For Miami-Dade County, Florida

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 29, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)